August 17, 2010
DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR AND UPS

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Benihana Inc.
Schedule 14A filed by Benihana of Tokyo, Inc. et al.
Filed August 6, 2010
File No. 0-26396

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated August 13, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Benihana of Tokyo, Inc. and the other participants (the “BOT Grop”) and provide the following supplemental response on their behalf.  Unless otherwise indicated, the page references in the responses below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Schedule 14A

1.
We note that this filing refers security holders to information that will be contained in Benihana’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

Response:  The BOT Group intends to wait for the Company to disclose this information prior to mailing its proxy statement.  In the event it becomes necessary to mail the proxy statement before the Company discloses this information, the BOT Group intends to mail the proxy statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been provided by the Company.  The BOT Group would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s stockholders.

August 17, 2010

2.
We note that you specifically name the Coliseum Capital Group’s nominee.  Please revise to omit his name, or revise to state whether the Coliseum Capital Group’s nominee has consented to being named in your proxy statement.  Refer to Rule 14a-4(d)(4).

Response:  The Proxy Statement has been revised as requested (see p. 3).

Reasons for the Solicitation, page 7

3.	Given the similarity in name, Benihana of Tokyo (BOT), to the issuer, please revise to describe any prior relationship that BOT has had with the issuer.

Response:  The Proxy Statement has been revised as requested (see p. 6).

4.
We note that on page 9 you state that “BOT believes that the addition of independent directors not related to BFC or its subsidiaries will improve the corporate governance of the Company.”  Please revise to also state that the majority of the board of directors of the issuer is independent.

Response:  The Proxy Statement has been revised as requested (see p. 10).

Proposal 1: Election of Common Stock Directors, page 10

5.
We note that you state that each nominee’s business experience, skills, or knowledge qualifies him to serve as a director.  Please revise to describe the particular experience, qualifications, attributes or skills that led you to conclude that the person should serve as a director of the company.  Refer to Item 401(e) of Regulation S-K and Section II.B.3. of SEC Release 33-9089.

Response:  The Proxy Statement has been revised as requested (see pp. 12-13).

6.	We note that Mr. Kata has served as a special consultant arid an independent consultant. Please revise to further describe the specific types of services that Mr. Kata has provided as a consultant.

Response:  The Proxy Statement has been revised as requested (see p. 12).

August 17, 2010

7.	In an appropriate location, please state that there is no assurance that the issuer’s other nominees will serve if elected with your soliciting parties’ nominees.

Response:  The Proxy Statement has been revised as requested (see p. 17).

Solicitation of Proxies, page 16

8.	Please disclose the total estimated to be spent on the solicitation and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Response:  The Proxy Statement has been revised as requested (see p. 18).  Supplementally, we confirm that all blanks relating to the estimated costs of the solicitation will be completed in the definitive filing of the Proxy Statement.

9.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, e-mail, in-person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

Response:  We acknowledge the Staff’s comment.  Supplementally, we confirm the BOT Group’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or by correspondence must be filed under the cover of Schedule 14A.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

August 17, 2010

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by Benihana of Tokyo, Inc., a New York corporation (“BOT”), the Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees, a trust established under the laws of New York (the “Trust”), Michael W. Kata and Kenneth J. Podziba, each of the undersigned acknowledges that:

•	it or he, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	it or he, as the case may be, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 17, 2010

BENIHANA OF TOKYO, INC.

By:	/s/ Kenneth J. Podziba
	Name:	Kenneth J. Podziba
	Title:	Vice President

TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR, AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI, KYLE AOKI AND KENNETH PODZIBA, AS TRUSTEES.

By:	/s/ Kenneth J. Podziba
	Name:	Kenneth J. Podziba
	Title:	Trustee

August 17, 2010

/s/ Michael W. Kata
MICHAEL W. KATA

/s/ Kenneth J. Podziba
KENNETH J. PODZIBA